As filed with the Securities and Exchange Commission on June 27, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

P.V. Nano Cell Ltd.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	2890	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

Tel: +972-4-654-6881

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Digiflex Inc.

3418 Standish Rd.

Marengo, Illinois, 60152

Tel.: 1-559-444-3857

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Shachar Hadar, Adv. Jonathan M. Nathan, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: +972-3-610-3100

Approximate date of commencement of proposed sale to the public: From time to time after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, NIS 0.01 par value per share, issuable upon conversion of convertible loans (2)	15,631,531	(3)	$0.18	(4)	$2,813,676	$341.02
Ordinary Shares, NIS 0.01 par value per share, issuable upon exercise of warrants (2)	54,241,840	(3)	0.18	(4)	9,763,531	1,183.34
Ordinary Shares, NIS 0.01 par value per share(5)	12,833,515		0.18	(6)	2,310,033	279.98
Ordinary Shares, NIS 0.01 par value per share, issuable upon conversion of convertible loan(7)	211,320	(7)	1.00	(8)	211,320	25.61
Ordinary Shares, NIS 0.01 par value per share, issuable upon conversion of convertible loans(9)	1,503,273	(9)	0.18	(10)	270,589	32.80
Ordinary Shares, NIS 0.01 par value per share, issuable upon exercise of warrants (9)	222,221	(9)	0.18	(10)	40,000	4.85
Ordinary Shares, NIS 0.01 par value per share, issuable upon exercise of warrants (11)	303,334	(11)	0.50	(12)	151,667	18.38
Ordinary Shares, NIS 0.01 par value per share, issuable upon exercise of warrants (13)	120,000	(13)	0.92	(14)	110,400	13.38
Ordinary Shares, NIS 0.01 par value per share, issuable upon exercise of warrants (15)	876,747	(15)	$1.50	(16)	$1,315,121	$159.39
Totals	85,943,781				$16,986,337	$2,058.75

(1)	Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), this registration statement also covers an indeterminate number of additional ordinary shares as may be issuable with respect to the shares being registered for resale hereunder as a result of a stock split, stock dividend, recapitalization or similar event.
(2)	All of these ordinary shares are being registered for resale for the account of certain selling shareholders (GTRIMG Investments Ltd., Fineline PCB (Cyprus) Ltd., Slobel NV, Teuza – A Fairchild Technology Venture Ltd., Legov Ltd. and Marcelo Einhorn) that may acquire such shares upon conversion of convertible loans provided by them (plus interest accrued thereon, through April 30, 2020) and/or exercise of warrants issued to them, in private transactions, at a variable conversion/exercise price that is currently set at approximately $0.26 per share.
(3)	Represents the maximum number of ordinary shares issuable upon conversion of the convertible loans provided by (plus interest accrued thereon, through April 30, 2020) and/or exercise of warrants issued to these selling shareholders (GTRIMG Investments Ltd., Fineline PCB (Cyprus) Ltd., Slobel NV, Teuza – A Fairchild Technology Venture Ltd., Legov Ltd. and Marcelo Einhorn), as applicable, at the current conversion/exercise price of approximately $0.26 per ordinary share.
(4)	Pursuant to Rule 457(g) under the Securities Act, because the actual conversion price of the subject convertible loans and/or exercise price of the subject warrants may vary from time to time, the offering price per share of the ordinary shares underlying those loans and warrants has been estimated, solely for the purposes of calculating the amount of the registration fee, in accordance with Rule 457(c), based on the average of the bid and ask prices for the registrant’s ordinary shares reported as of June 21, 2019 on the OTCQB Marketplace.
(5)	Consists of outstanding ordinary shares being registered for resale for the accounts of various selling shareholders.
(6)	Calculated in accordance with Rule 457(c) under the Securities Act, based on the average of the bid and ask prices for the registrant’s ordinary shares reported as of June 21, 2019 on the OTCQB Marketplace.
(7)	Consists of ordinary shares being registered for resale for the account of a selling shareholder (Slobel NV) that may acquire those shares upon conversion of a $170,000 convertible loan provided by it, plus an additional 10% (reflecting the 10% original issue discount related to this loan), plus interest accrued thereon through April 30, 2020, at a conversion price of $1.00 per share.

(8)	Determined in accordance with Rule 457(g) under the Securities Act based on the conversion price of $1.00 per share at which the $170,000 convertible loan, plus interest accrued thereon through April 30, 2020, may be converted (which conversion price exceeds the average of the bid and ask prices for the registrant’s ordinary shares reported as of June 21, 2019 on the OTCQB Marketplace (i.e., $0.18)).
(9)	Consists of ordinary shares being registered for resale for the account of selling shareholders (Terra Venture Partners S.C.A. Sicar, Terra Venture Partners, L.P., Marcelo Einhorn and Slobel NV) that may acquire those shares upon conversion of convertible loans provided by them, plus interest accrued thereon through April 30, 2020, and/or exercise of an aggregate of 222,221 warrants issued to them (as applicable), in private transactions, at a set conversion/exercise price of $0.17 per share.
(10)	Determined in accordance with Rule 457(g) under the Securities Act based on the greater of (i) the conversion/exercise price of $0.17 per share at which the convertible loans may be converted and/or warrants may be exercised, and (ii) the average of the bid and ask prices for the registrant’s ordinary shares reported as of June 21, 2019 on the OTCQB Marketplace (i.e., $0.18).
(11)	Consists of ordinary shares being registered for resale for the account of selling shareholders (Terra Venture Partners S.C.A. Sicar, Terra Venture Partners, L.P., Marcelo Einhorn and Slobel NV) that may acquire those shares upon exercise of warrants issued to them at a set exercise price of $0.50 per share.
(12)	Determined in accordance with Rule 457(g) under the Securities Act based on the exercise price of $0.50 per share at which the warrants may be exercised (which exercise price exceeds the average of the bid and ask prices for the registrant’s ordinary shares reported as of June 21, 2019 on the OTCQB Marketplace (i.e., $0.18)).
(13)	Consists of ordinary shares being registered for resale for the account of a selling shareholder (Infinity IP Bank International (Suzhou) Co., Ltd.) that may acquire those shares upon exercise of warrants issued to it at a set exercise price of $0.92 per share.
(14)	Determined in accordance with Rule 457(g) under the Securities Act based on the exercise price of $0.92 per share at which the warrants may be exercised (which exercise price exceeds the average of the bid and ask prices for the registrant’s ordinary shares reported as of June 21, 2019 on the OTCQB Marketplace (i.e., $0.18)).
(15)	Consists of ordinary shares being registered for resale for the account of selling shareholders (GTRIMG Investments Ltd., Terra Venture Partners S.C.A. Sicar, Terra Venture Partners, L.P., Marcelo Einhorn, Legov Ltd., Teuza – A Fairchild Technology Venture Ltd. and Slobel NV) that may acquire those shares upon exercise of warrants issued to them at a set exercise price of $1.50 per share.
(16)

Determined in accordance with Rule 457(g) under the Securities Act based on the exercise price of $1.50 per share at which the warrants may be exercised (which exercise price exceeds the average of the bid and ask prices for the registrant’s ordinary shares reported as of June 21, 2019 on the OTCQB Marketplace (i.e., $0.18)).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED JUNE 27, 2019

PROSPECTUS

85,943,781 Ordinary Shares

NIS 0.01 Per Share

This prospectus relates to the resale, from time to time, by the selling shareholders named herein, or their pledgees, donees, transferees, or other successors in interest, of up to an aggregate of 85,943,781 ordinary shares of P.V. Nano Cell Ltd., or PV Nano, consisting of the various categories of shares described in this paragraph. The selling shareholders under this prospectus, to whom we refer to as the Selling Shareholders, have acquired, pursuant to investments in PV Nano, an aggregate of 12,833,515 outstanding ordinary shares that may be resold under this prospectus. The Selling Shareholders may furthermore sell under this prospectus up to an additional (i) 17,346,124 ordinary shares, in the aggregate, that we may issue to them upon their potential conversion of an aggregate of $4,537,449 of convertible loans, plus interest accrued thereon (through April 30, 2020), that they have provided, or may provide, to PV Nano, and (ii) 55,764,142 ordinary shares, in the aggregate, that they may potentially acquire upon exercise of warrants that we have issued to them pursuant to the investments and loans that they have provided to PV Nano. The actual number of shares that the Selling Shareholders may resell under this prospectus depends on the total amount of convertible loans that they actually provide to us and the amount of interest accrued thereon, as well as the actual conversion and exercise prices under the convertible loan agreements and warrants, respectively, that we have entered into with, and issued to, the Selling Shareholders. Only some of those conversion and exercise prices are determinable as of the date of this prospectus.

Our ordinary shares are quoted on the OTCQB Marketplace under the symbol “PVNNF.” On June 21, 2019, the last reported bid and ask prices for our ordinary shares on the OTCQB Marketplace were $0.13 and $0.22, respectively, per share. The Selling Shareholders may offer and sell any of the ordinary shares from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the Selling Shareholders, you should refer to the section entitled “Plan of Distribution” elsewhere in this prospectus. We will not receive any proceeds from the sale of any ordinary shares by the Selling Shareholders. We do not know when or in what amounts the Selling Shareholders may offer the ordinary shares for sale. The Selling Shareholders may sell any, all or none of the ordinary shares offered by this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. Neither we nor the Selling Shareholders have authorized anyone else to provide you with different information. The ordinary shares offered by this prospectus are being offered only in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date.

We have obtained the statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information and from reports we commissioned.  We have not sought the consent of the sources to refer to the publicly available reports in this prospectus.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless derived from our consolidated financial statements or otherwise noted, the terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States.

Throughout this prospectus, unless otherwise designated, the terms “we”, “us”, “our”, “PV Nano”, “the Company” and “our company” refer to P.V. Nano Cell Ltd. The term “ordinary shares” refers to our ordinary shares, par value NIS 0.01 per share.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 we filed with the Securities Exchange Commission, or the SEC. The Selling Shareholders named in this prospectus may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus and the documents incorporated by reference herein include important information about us, the ordinary shares being offered by the Selling Shareholders and other information you should know before investing. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. This prospectus does not contain all of the information provided in the registration statement that we filed with the SEC. You should read this prospectus together with the additional information about us described in the section below entitled “Where You Can Find More Information; Incorporation of Information by Reference.” You should rely only on information contained in, or incorporated by reference into, this prospectus. We have not, and the Selling Shareholders have not, authorized anyone to provide you with information different from that contained in, or incorporated by reference into, this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of the prospectus and information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any other date.

The Selling Shareholders may offer and sell the ordinary shares directly to purchasers, through agents selected by the Selling Shareholders, or to or through underwriters or dealers. A prospectus supplement, if required, may describe the terms of the plan of distribution and set forth the names of any agents, underwriters or dealers involved in the sale of ordinary shares. See “Plan of Distribution.”

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus, including in our annual report for the year ended December 31, 2018, which we filed with the SEC on May 15, 2019 and which is incorporated by reference herein (and which we refer to as the 2018 Annual Report), and in any prospectus supplement, may constitute forward-looking statements within the meaning of the United States federal securities laws. The use of the words “projects,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements contained herein include, but are not limited to, statements about:

●	the potential market opportunities for commercializing our current and planned products;

●	our expectations regarding the potential market size for our current and planned products;

●	estimates of our expenses, future revenue, capital requirements, and our needs for additional financing;

●	our ability to develop and advance our current and planned products;

●	the implementation of our business model and strategic plans for our business and products, including the integration of our acquisitions and the management of growth;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our current and planned products;

●	our ability to maintain and establish collaborations or obtain additional funding;

●	our financial performance; and

●	developments and projections relating to our competitors and our industry.

These forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this prospectus under “Risk Factors” as well as those listed under “Item 3. Key Information – Risk Factors” in the 2018 Annual Report. We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our consolidated financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

Overview

We are a conductive ink manufacturing company focused on developing, manufacturing, marketing and commercializing conductive inks for digital conductive printing applications (mainly inkjet and aerosol printing technologies). We have developed the Sicrys™ family of single crystal nano-metric conductive inks, which we believe enables a significantly less costly and less wasteful alternative to current screen printing and, in some cases, photolithography etching processes for photovoltaic, or PV, and printed electronics, or PE, applications. Our main strategy includes providing a “Complete Solution” or “End-to-End Solution” approach to our costumer, meaning we provide the printing equipment, process and inks as a package. In some cases we subsidize the printer, thus implementing a razor blade model). We also adapt our basic inks to specific customer requirements. We began low volume sales of our Sicrys™ silver-based inks for PV and PE applications in 2010 and are in the process of seeking to expand our sales efforts to include sales of Sicrys™ inks for a wider range of PE applications, including for the printing of windshields in automotive applications, circuit boards, mobile phone antennas, 3D printed electronic devices, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics. We have also developed what we believe is the first available commercially viable copper-based nano-metric ink for mass-production of printed electronics. We believe that copper inks represent a significant improvement over silver-based inks given copper’s significantly lower cost and nearly identical electrical and conductive properties. We began low volume sales of our copper-based ink for printed electronics applications in the second half of 2014. During 2018, we significantly increased the sale of our Sicrys™ inks.

Recent Developments

Launch of Comprehensive Printing Solution

In April 2019, we announced the launch of our complete solution offering for PE mass-production applications. That solution, which we first exhibited at LOPEC 2019, a leading event for Printed Electronics in Europe, includes three components: inks, printers and printing process. Our printing process solution relates to the recipe, fine details and know-how of using our printer and ink to obtain the desired results for mass-production, 24/7 printing. Such know-how may include: ink properties’ tweaking, printer parameters setup, printer modifications, tailored sintering instructions and more. We also presented at that exhibition a new ink development for Laser Induced Forward Transfer, or LIFT. That ink will be incorporated in a new printing solutions catalog by Sigma-Aldrich. During the exhibition we demonstrated our integrated printer for design, prototyping and R&D – DemonJet.

U.S. Distribution Agreements

In April 2019, we entered into a commercial cooperation with Allen Woods & Associates, a manufacturers’ representative in the Chicago, U.S. area, for the distribution and sale of our printers and Sicrys™ inks in the U.S. We consider this a significant step for the expansion of our presence in the U.S. in general and in the Chicago area in particular.

In May 2019, we entered into an additional distribution agreement for the distribution and sale of our printers and Sicrys™ inks in the U.S. The counter-parties to this agreement are all4-PCB and all4-GP— technology-oriented businesses that are focused on providing manufacturing equipment and process solutions. All4-PCB focuses on the PCB, LTCC and chemical milling industries, while all4GP focuses upon various technologies, such as solar, display/touch, metal, composites and plastic cards. Under the agreement, we pay commissions to the distributors for the successful distribution of our products to end users.

Additional Convertible Loans

March- April 2019 Convertible Loan Financings with Prior Convertible Lender

In March 2019 and again in April 2019, GTRIMG Investments Ltd., or the Lender (which also constitutes one of the Selling Shareholders under this prospectus) lent to us an additional $500,000 (constituting, in total, an additional $1.0 million) out of up to $2.0 million of additional principal loan amount that it may lend to our company, at its discretion, under the October 2018 convertible loan agreement to which we are party with it. Those amounts are in addition to the original principal loan amount of $1.0 million that the Lender provided at the closing of the convertible loan agreement in October 2018. The Lender’s option to lend us any further additional amounts (up to the $2.0 million limit) expires upon the earliest of: (i) repayment in full of the original $1.0 million principal loan amount; (ii) the conversion of the original $1.0 million principal loan amount into our ordinary shares; or (iii) a public offering by us of our ordinary shares.

The conversion price ratio for all convertible loans provided to us by the Lender will be determined by dividing (A) the difference between (i) our shareholders’ equity as of December 31, 2017 and (ii) additional shareholders’ equity after the closing of the convertible loan agreement in October 2018 (other than pursuant to the loan agreement) by (B) our shareholders’ equity as of December 31, 2017. The conversion price is then calculated by multiplying the conversion price ratio by $0.27. The conversion price shall not be lower than $0.17 per share, unless we are subject to a special penalty relating to an event of default under the convertible loan agreement. Additional terms and details in connection with the convertible loan (including the additional principal amount) are described in our 2018 Annual Report.

As a result of the Lender providing these additional loan amounts, one-half of the warrants under the second warrant certificate that we had issued to the Lender in October 2018, representing the right to purchase $2.5 million (out of a potential $5.0 million under that warrant certificate) of our ordinary shares, became exercisable.

January- April 2019 Convertible Loan Financings with Existing Shareholders

Between January and April 2019, we entered into several convertible loan agreements, or the 2019 CLAs, with two existing shareholders— Teuza– A Fairchild Technology Venture Ltd., and Legov Ltd. (which also constitute two of the Selling Shareholders under this prospectus) — under which they loaned to us an aggregate principal amount of $200,000, structured as a 24 month- convertible loan (or less, in case of a public offering event), bearing interest at the Israeli prime rate, plus 4% per annum. Under the 2019 CLAs, we granted the lenders warrants to purchase ordinary shares for an aggregate purchase price of $1.0 million. The conversion price for the loan amount and the exercise price for the warrants under the 2019 CLAs are the same as under the convertible loan agreement with GTRIMG, as described above.

Going Concern

We have limited product revenues and revenues generated from our sales of Sicrys™ inks are not presently sufficient to sustain our operations. We have incurred net losses since our inception in 2009, including a net loss of approximately $2.0 million for the year ended December 31, 2018. As of December 31, 2018, we had an accumulated deficit of approximately $17.1 million. We also currently have limited liquidity. As of December 31, 2018 and December 31, 2017, our cash on hand was approximately $144,948 and $450,305, respectively. Based on our current cash burn rate, strategy and operating plan, we believe that our cash and cash equivalents as of May 31, 2019 will enable us to operate for a period of approximately one to two months if we do not raise additional capital. To date, we have financed our operations primarily through the sale of equity and convertible securities and government grants.

In order to fund our anticipated operations and liquidity needs beyond such two-month period (or possibly earlier if our current cash burn rate, strategy or operating plan change in a way that accelerates or increases our liquidity needs), we will need to raise additional capital. We are dependent upon external sources to finance our operations and there can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Background Re: Our Industry

Printed Electronics

Printed electronics is a set of methodologies by which electrical devices are printed onto various substrates (i.e., base material) by depositing electrically functional inks (and possibly other additional functional inks such as insulating materials) on the substrate, creating active or passive devices, such as conductors, thin film transistors or resistors. The use of printed electronics presents an opportunity to facilitate widespread, low cost production of electronics for a variety of applications, including notably for use in circuit boards, radio-frequency identification chips, sensors and touchscreens, among other digitally printed electronics.

The total addressable worldwide market for the sale of inks that we are aiming to penetrate is predicted to exceed $75 billion by 2022. The total addressable market could be increased by an increase in the need and future capability to print embedded passive components economically.

The total addressable worldwide market is more specifically projected as set forth below:

Field	Market in 2023 ($ billion)		Comment
PCB	80.1	(1)	The complete PCB (both conductive & dielectric ink)
Internet of Things	4.2	(2)	Ink Only
PV Photovoltaic cells
Capacitors (passive component)	22.3	(3)
Resistors (passive component)	5.7 in 2020	(4)	Assumed at approximately 50% of Capacitor market size
Conductive 3D printing	1.7 in 2027		Assumed 7% is conductive

(1)	The global PCB market is expected to reach an estimated $80.1 billion by 2023, with a compounded annual growth rate, or CAGR, of 3.3% from 2018 to 2023.

(2)

According to a 2016 Markets and Markets report, the market size of conductive inks was $3.17 billion in 2015 and is projected to reach $3.91 billion by 2021, representing a CAGR of 3.5% between 2016 and 2021. In that report, 2015 is considered as the base year, and the forecast period is between 2016 and 2021. The global market for conductive inks is projected to reach $3.1 billion by 2022. The global conductive inks market is expected to grow at a CAGR of 15.49% from 2016 to 2022. This expected growth rate was also reported in Merkle & Sears Market Report 2017 “Global Conductive Inks Market Analysis.” According to the 2018 Market Research Future Report, or MRFR, the global conductive inks market is expected to reach more than $4.22 billion by 2022, with a CAGR of 4%. The major factors that are likely to push the growth of the global conductive ink market are superior physical properties, growing application industries, huge demand from Asia-pacific regions, the replacement of traditional circuit and energy consuming wires and others. On the basis of product types, silver conductive inks have accounted for the largest market share, and automotive is expected to be the largest segment on the basis of applications. Geographically, Asia-Pacific is expected to lead the global market.

According to a research report published in October 2018 by the Transparency Market Research, the global conductive inks market was $2.34 billion in 2016 and is estimated to increase to up to $ 4.27 billion by 2025.

(3)	According to 2013 and 2015 reports by Lucintel and Global Industry Analysts, the global capacitor industry was estimated to reach $20.2 billion in total revenue by 2018, with a CAGR of 2.5% over the next five years. Competition is high in the industry because there are a large number of players and low product differentiation. We believe the industry will trend to and favor companies that focus on advancement in paper capacitors and modifications to aluminum electrolytic capacitors. (“Growth Opportunities in the Global Capacitor Market”, published in January 2013; “Global Industry Analysts, Inc.”, published in October 2015.)

(4)	According to the 2015 and 2018 press releases by Global Industry Analysts and Research Markets, the global electronic resistor market will reach $5.7 billion by 2020. The massive growth in the use and applications of 3D printers is encouraging growth in the market for 3D printing materials. Detailed forecasts, using information from interviews with 90 key players in the industry and disclosed financial information, estimate that key materials are expected to have a total market of over $24 billion by 2027. (“Global Industry Analysts, Inc.” press release, published April 10, 2015; “Research and Markets” press release published on January 30, 2018 (GLOBE NEWSWIRE).)

We have also checked some of the data for the main markets referenced above to address market changes, if any. According to Lucintel LLC, the PCB market is stable and is currently estimated at approximately $32.9 billion, and the passive components market (capacitors and resistors) is currently estimated at approximately $32.9 billion.

(Merkle & Sears Market Report 2017 “Global Conductive Inks Market Analysis”)

We believe that the current printing methods have inherent limitations when implemented in flexible electronics, 3D (three dimensional) electronics and in customized and small-scale printing. Furthermore, these processes currently utilize expensive inks and produce toxic byproducts which must be disposed of, which increases overall production costs. We believe that a significant market opportunity exists for inks, such as ours, that enable digital inkjet conductive printing, enabling printing on flexible substrates, three-dimensional printing and customized and small-scale printing at a lower price.

Photovoltaic Cell Metallization

PV cells (commonly known as solar cells) are the building blocks of solar module arrays that convert energy from sunlight into electricity. Multiple PV cells in an integrated group, all oriented in one plane, constitute a solar photovoltaic panel or module, and a group of connected modules make up an array. An array of PV cells is capable of converting solar energy into a usable amount of direct current electricity.

Most modern solar cells are made from either crystalline silicon or thin-film semiconductor material. Crystalline silicon cells (representing an estimated 94% of the PV cell market) are more efficient at converting sunlight to electricity, but generally have higher manufacturing costs. Thin-film materials are typically less efficient at converting sunlight into electricity, but can be cheaper to manufacture.

A key part of the PV crystalline silicon cell manufacturing process is the metallization of the cell – i.e., laying down metal electrodes to collect the electricity generated by the cell when exposed to sunlight. Typically, the metallization process is completed by the application of a silver paste to the front side and aluminum-silver pastes on the rear side of the cell using a screen-printing process. This process is one of the main bottlenecks to reducing the costs of the cells and the cost of electricity produced by the cells due to: high usage of metal (expensive silver), loss of paste in the process (some paste stays in the screens), cell breakage in the printing process (contact printing), wide printed patterns (higher shading of cells, less surface exposed to the light) and limited electrical properties of the pastes. As a result, “grid parity” – a term used to refer to the ability to produce electricity through an alternative energy source (such as solar cells) at a cost that is equal to or lower than the price of purchasing power from the electricity grid – remains elusive and many solar PV systems rely on government subsidies and grants in order to lower the costs of production and approach grid parity.

In 2018, the market for solar power generated by PV arrays worldwide was approximately 100 GW (GW is the method in which the market is measured), and is expected to further increase in 2019.

Although silver demand for photovoltaic applications is hard to estimate as markets and technologies are constantly changing, the leading new PV cells needs only one-fifth or less as much silver as a decade before. The silver now used in new PV cells costs just less than five (5) cents at current prices. For current technologies, including ours, silver accounts for 15%-25% of the total manufacturing cost of PV panels, therefore it is a main focus in cost reduction. Additional non silver based metallization technologies are been implemented in the industry (copper-based mainly).

We believe that changes to our industry since 2011, which includes steep price reductions of cells and modules, including steep reductions in silicon pricing (driven in large part by Chinese policies, which may be unsustainable in the long term), and technological improvements such as increased efficiency and reduction in silver usage, have brought the PV industry closer to the goal of achieving grid parity, thereby spurring greater interest in technologies that can further reduce costs. Given that metallization costs continue to be the highest cost element of PV cell production (primarily due to the high cost of silver), many have focused on cost-cutting efforts to improve efficiencies and reducing costs in the metallization process.

We believe that a significant market opportunity exists for a non-contact metallization solution that is significantly cheaper than the traditional screen printing process, does not break silicon cells, allows for thinner PV cell wafers (thus reducing silicon costs, which we believe to be a major obstacle to the wider proliferation of solar cell technologies), increases the active area of the cell by printing narrower conductors, and yields better electrical performance than screen-printed conductors. We believe that the market for inks to be used in inkjet printing for PV applications is a small subset of the market for silver pastes and inks in PV cell production generally, as described above. We further believe that such market has a potential to grow over time given the benefits of inkjet printers and the benefits of our silver and copper based Sycris™ inks, which, among others, apply to a range of printer devices, and present a lower cost and simpler operating procedures when compared to photolithography processes commonly used. See “Our Solutions— Printed Electronics” below.

The vast majority of the present crystalline silicon solar cells are made with silver conductors and are not compatible with copper metal. There are a few companies developing copper-based solutions (e.g., Sunpower, Sunpreme and others). We plan to develop copper-based inkjet solutions for these solar cells types.

The Market

The analog printed electronics market is estimated at over $65 billion, aiming to exceed $75 billion by 2022. The analog process is very complicated, environmentally unfriendly, and inefficient as it contains many production steps, and is cap-ex expensive and limited in its performance.

Digitally printing electronics present many advantages over the traditional analog method, including:

●	It is an additive process, no etching, or dangerous waste are involved or generated;

●	No need to prepare masks and fixtures (Time to Part measured in hours as opposed to days);

●	Single machine will produce the final PCB (today the part is transferred between more than 10 different production machines);

●	Shorten time to product;

●	Digital process will allow printing of passive components (resistors & capacitors) embedded in the layers (the $75 billion addressable market excludes the sale of inks to print embedded passive components);

a.	Free mounting area on the outer surfaces (will allow minimizing the surface area and thickness).

b.	Saving component mounting costs and complexity.

●	Shows narrower line and gap capabilities (will allow minimizing the surface area, thickness and production of denser circuitry);

●	The digital process will allow any electrical connections between the different layers – easier design;

●	Digital additive manufacturing processes are less sensitive to substrates types; and

●	Additional flexibility in product designed allowed, such as different metal thicknesses in same layer, embedded passive components printed in layers, customization of electronics and more.

While there are quite a few companies that have silver conductive inks (which are not compatible with mass production processes), there are very few companies offering copper nano particle dispersions, which, to our knowledge, are not inks. We offer silver and copper-based inks.

As of December 31, 2018, silver metal was approximately 84 times more expensive than copper metal, which may eventually allow us to price copper inks at 2-3 times lower than silver inks and easily compete with analog conductive inks and processes.

Our Solutions

Printed Electronics

We currently offer silver-based Sicrys™ inks and our newly developed copper-based Sicrys™ for use in the production of PE utilizing inkjet printers. We believe that inkjet production of PE utilizing our Sicrys™ inks results in the following benefits relative to traditional screen printing and photolithography processes:

●	Significant cost reductions, as we estimate that we will be able to market our copper-based inks at 30% to 50% of the price of inks currently used in screen printing and photolithography processes;

●	Applications for flexible and customized electronics and three-dimensional (3D) printed device manufacturing, due to digital (non-contact) printing and the lower sintering temperatures required for nano-based inks;

●	Lower overall cost and simpler processes (e.g., estimated 50% reduction in costs for printing displays when compared to photolithography processes), thus potentially supporting customized and small batch printing;

●	Significant reductions in the generation of hazardous waste by-products;

●	Implementation of additive production processes as opposed to the etching process commonly used today (for example for production of printed circuit boards by digital printing);

●	Implementation of additive digital printing processes that will enable additional new design and production capabilities, e.g. print embedded passive components in the layers of PCB (resistors, capacitors and coils);

●	Replace wet chemistry processes to make electronic devices (for example replace the LDS production process to make 3D mobile phone antennas by a digital printing process); and

●	We are currently involved in projects in the fields of mobile phones (antennas and touch screens), one-layer PCB and printed electronics, solar cells, semiconductor packaging and 3D printing, in which our Sicrys™ inks are being used.

Photovoltaic Cell Metallization

Our Sicrys™ family of inks are low viscosity, nano-particle inks optimized for inkjet printing. We believe that PV cell metallization via inkjet printing utilizing our Sicrys™ inks results in the following benefits relative to traditional screen-printing processes:

●	Immediate cost savings of around 15%, due to substantially lower metallization costs and increased cell efficiency;

●	Potential future cost savings due to the ability to utilize thinner wafers for PV cells, thus reducing silicon costs and potentially further increasing cell efficiency;

●	A more efficient printing process without breakage of PV cells (estimated to occur at a rate of 0.15% to 5% in traditional screen-printing processes) and without the need to regularly replace printing screens;

●	Enhanced performance due to improved conductive properties enabling printing of contact lines that are significantly thinner than the lines that can be produced with screen printing; and

●	Our copper inks should be investigated to penetrate the new technologies (heterojunction cells based on copper metallization).

Our Strategy

Our goal is to become a leading producer of conductive inks for digital electronic printing applications. Our strategy is to concentrate our efforts on mass production applications opportunities by selling inks to be used in mass production printers with high throughputs and high consumption of inks per year. We are currently striving to apply our “Complete Solution” or “End-to-End Solution” approach, in which we will supply our customers with equipment, process and inks for their applications. We intend to provide a service to customers by not only selling inks, but also securing equipment suitable for implementation in their production lines, including printers of our wholly-owned subsidiary Digiflex Ltd., and by working with them to develop the production processes suitable to the relevant applications and their needs (including printing strategy, printing temperature, sintering temperatures and time).

To date, we have generated limited sales and market our products primarily online and at printed electronics exhibitions. However, we are also working on supplying conductive dispersions and inks based on our nano metal particles (Sicrys™) that may yield additional sales.

A significant amount of our expenditures will be used to implement our “Complete Solution Approach” for mass production processes. We aim to install several systems in 2019 and hope to experience significantly growth in the next few years. We believe that each such printer will consume at least 400 kg of ink per year. We also continue to consider different business models that may allow us to quickly and efficiently implement the “Complete Solution Approach”.

In addition, we are continuing our efforts to:

●	Develop materials and technologies to fully print multi-layer PCBs. We have recently demonstrated the feasibility to print one-layer, one-side PCBs. We have also demonstrated that we can print the inner layers in multi-layer PCBs. Printing the inner layers has the potential to reduce costs and hazardous waste levels. We have installed the first beta printer at a customer site in Israel, which we are currently debugging and we are working with the customer developing its printed products. The customer is developing its product on the printer and has started to sell a small volume of printed products.

●	Develop a network of third-party distributors and sales agents. We are presently searching for suitable distributors and sales agents, and have commenced negotiations with potential sales agents.

●	Increase market awareness of our products and technologies. We are attempting to raise our profile in the relevant markets, as well as raise awareness of our product and technology offerings, by attending conferences, exhibitions and trade shows. In November 2015, we received the award for “Best Innovative Material From 3D Printing” from IDTech, and in January 2016, we were named one of the 100 companies to follow in the cleantech field by the Global Cleantech Group.

●	Have our inks qualified and recommended for use with inkjet printers and printer heads produced by leading manufacturers in the industry. FujiFilm Dimatix Inc. (an affiliate of FujiFilm) has qualified our inks and informed us that it recommended our inks to certain of its customers. M-Solv (a United Kingdom company) has tested our inks for high throughput long term printing and provided a positive report.

●	Partner with leading digital inkjet manufacturers to supply PE and PV potential customers our “Complete Solution Approach.” We are in discussions with printer manufacturers, to seek to develop a “Complete Solution Approach” which bundles a suitable printer together with the appropriate process and inks (taking into account quality, through put, pricing and other similar considerations), thereby providing our customers a complete solution for implementing a digital conductive printing technology into their production processes.

●	We are currently developing a “Complete Solution Approach” (printer, ink and process) to print the conductors on touch screens. We have aligned in this process a customer (Germany) and an inkjet printer manufacturer (Germany). Samples have been provided to the customer.

●	We are currently investing substantial efforts with several potential customers (worldwide) to implement the digital printing technology in their processes. We are qualifying the inks and printing samples for their qualification process.

●	Develop copper based digital printing inks for solar cells applications. We are working to develop a copper ink and process (printing and sintering) which will be compatible with HJT type solar cells. This printing process would replace the wet plating chemistry used today to build the conductive patterns.

We have several development consortiums in the framework of the European Horizon 2020, an R&D support program in Europe, which provides grants for research and development, including to companies in Israel which are a part of the organization. The grants will be used to expand our knowhow and network through research and development that we commit to, the costs of which will be reimbursed in part by European Horizon 2020. Two consortiums have been approved and are active (HIPERLAM and DigiMan), while several others are waiting for the grant approvals.

HIPERLAM, which started in November 2016, is aiming to develop novel ink materials and processes for LIFT printing technology. Our main partners in this project are Orbotech (Israel), TNO (Netherlands) and Oxford Lasers Ltd. (U.K.). We have been granted a total budget by HIPERLAM of €492,457 (approximately $566,043 based on the exchange rate of $1.00 / €0.87 in effect as of December 31, 2018), such amount includes €57,936 (approximately $66,593 based on the exchange rate of $1.00 / €0.87 in effect as of December 31, 2018), which represents a down payment for the last portion of the project and therefore was deferred as of December 31, 2018. This project is estimated to be completed in late 2019.

The DigiMan project commenced its activities in December 2018. The PVN-approved budget for the first year (the project is expected to last two years) is NIS 1,052,217 (approximately $280,741) (60% grant, twelve (12) months). The goal of the project is to develop digitally printed sensors. The partners in this project are commercial companies and research entities in Israel, Germany and Russia, namely, Chemnitz University (Germany), National Research Nuclear University (Russia), MEPHI (Russia), IKTS (Germany), Kerafol Keramische Folien (Germany) and CPC (Israel). No grants had been received as of December 31, 2018 or as of the date of this prospectus.

An additional project was approved for financing in 2018, by third parties, and is expected to commence in 2019. It is a Eureka project, which has been approved for Digiflex – SINTERINK. The budget approved was NIS 2,019,291 (approximately $538,765) (40% grant, twelve (12) months). The goal of the project is to develop the Digiflex printer for conductive printing (laser and NIR), and optimized inks for laser sintering. The project is a collaboration with other partners in the field of laser technologies, namely, Forth, Eulambia and Vector, all based in Greece. No grants had been received as of December 31, 2018 or as of the date of this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act. However, if certain events occur prior to the end of such five year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result, our financial statements may not be comparable to companies that comply with the public company effective date.

Implications of Being a Foreign Private Issuer

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to shareholders of U.S. domestic reporting companies. We intend to continue to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an emerging growth company.

Our Corporate Information

We were incorporated in Israel on June 24, 2009. We have two wholly owned subsidiaries: Nano Size Ltd., a private company organized under the laws of the state of Israel, or Nano Size, which we acquired in December 2009; and Digiflex Ltd., or Digiflex, also a private Israeli company, which we acquired in December 2017. Additionally, we indirectly own, through Digiflex, two (2) subsidiaries of Digiflex, one in the USA (Digiflex Inc.) and one in Hong Kong, Digiflex HK Limited, which as of the date of this prospectus is in the process of dissolution.

In September 2015, we successfully filed our initial Registration Statement on Form F-1 in the United States. Our Registration Statement on Form F-1 was declared effective by the SEC on September 30, 2015, and a FINRA-registered market maker subsequently filed an application on Form 211 with FINRA to quote the ordinary shares on the OTCQB. On March 31, 2016, the application on Form 211 with FINRA to make a market in our ordinary shares was approved by FINRA, and on December 15, 2016 the quotation of our ordinary shares began on the OTCQB under the ticker symbol “PVNNF”.

Our principal offices are located at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102. Our telephone number is (972) 4-654-6881. Our website address is http://www.pvnanocell.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus.

Our directors, executive officers and controlling persons as a group beneficially own approximately 33% of our ordinary shares as of May 31, 2019. See “Risk Factors - Risks Related to Our Securities - Our directors, executive officers and controlling persons currently possess significant voting power, and the Selling Shareholder may acquire significant voting power. They may be able to exert significant control over matters submitted to our shareholders for approval.”

THE OFFERING

Ordinary shares offered (by the Selling Shareholders)

12,833,515 outstanding ordinary shares

Up to 17,346,124 additional ordinary shares potentially issuable to the Selling Shareholders upon conversion of convertible loans, plus interest accrued thereon through April 30, 2020; and

Up to 55,764,142 additional ordinary shares potentially issuable to the Selling Shareholders upon exercise of warrants

OTCQB Marketplace symbol	“PVNNF”

Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby. All net proceeds from the sale of those ordinary shares will go to the Selling Shareholders. However, we will receive cash proceeds equal to the total exercise price of warrants that are exercised for cash, or up to $15,739,966, if all warrants issued to the Selling Shareholders become exercisable and are exercised (in the case of warrants with a variable exercise price, based on the current exercise price of approximately $0.26 per share). The exercise price of a portion of the warrants currently exceeds the market price of our ordinary shares, and we do not, therefore, currently anticipate that those warrants will be exercised. See the section of this prospectus titled “Use of Proceeds.”

Ordinary shares outstanding as of May 31, 2019 (does not include shares underlying convertible loans extended by, or warrants held by, the Selling Shareholders)	24,033,660 shares

Risk factors	Prospective investors should carefully consider the “Risk Factors” beginning on Page 12 and under similar headings in the other documents that are incorporated by reference into this prospectus for a discussion of certain factors that should be considered before buying the ordinary shares offered hereby.

RISK FACTORS

You should carefully consider the risks described below and the risks described in our 2018 Annual Report which are incorporated by reference herein, as well as the financial or other information included in this prospectus or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes, before you decide to buy our securities. The risks and uncertainties described below are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to this Offering and the Ownership of the Ordinary Shares

Sales of a substantial number of ordinary shares in the public market by the Selling Shareholders and/or by our existing shareholders could cause our share price to fall.

The Selling Shareholders can potentially sell, under this prospectus, an aggregate of 85,943,781 ordinary shares constituting (on a post-conversion, post-exercise basis) up to 89.0% of our issued and outstanding share capital, consisting of (i) 12,833,515 currently outstanding ordinary shares, (ii) an additional 17,346,124 ordinary shares issuable upon conversion of all convertible loans that the Selling Shareholders have provided, or may provide, to us, plus interest accrued thereon (through April 30, 2020), and (iii) 55,764,142 ordinary shares issuable upon exercise of all warrants that we have issued to them, at various conversion prices and/or exercise prices, as applicable (assuming current conversion/exercise prices). Sales of a substantial number of ordinary shares in the public market by the Selling Shareholders and/or by our other existing shareholders, or the perception that those sales might occur, could depress the market price of the ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of the ordinary shares.

Our directors, executive officers and controlling persons currently possess significant voting power, and the Selling Shareholders possess, and may acquire further, significant voting power. They may be able to exert significant control over matters submitted to our shareholders for approval.

As of May 31, 2019, our directors, executive officers and controlling persons beneficially owned, in the aggregate, approximately 33% of our outstanding ordinary shares as of May 31, 2019. In addition, the Selling Shareholders named herein may acquire (after including their current holdings of 12,833,515 ordinary shares) ownership of up to 73.9% of our issued and outstanding ordinary shares (on a post-conversion basis) if they convert the entirety of the principal and interest owed to them through April 30, 2020 (assuming that they provide the maximum amount of convertible loans to our company and convert them at the current conversion prices). If the Selling Shareholders furthermore exercise the full number of warrants issued to them that may become exercisable for them, at the current exercise prices per share, they will beneficially own 89.0% of our issued and outstanding ordinary shares (on a post-conversion, post-exercise basis). As a result, our current principal shareholders, if they acted together, or, in the case of the Selling Shareholders, even if certain of them acted alone (in particular, GTRIMG Investments Ltd., which may hold up to approximately 52.9% of our share capital following conversion and exercise of all outstanding convertible loans (plus interest through April 30, 2020) and warrants, respectively, at the current conversion/exercise prices), they could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders. This significant concentration of share ownership may also adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders.

The market price of our ordinary shares may fluctuate significantly.

The market price of our ordinary shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	the announcement of new products or product enhancements by us or our competitors;

●	developments concerning intellectual property rights and regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if the ordinary shares are covered by analysts;

●	fluctuations in economic and market conditions that affect the price of, and demand for, conventional and non-solar renewable energy sources, such as increases or decreases in the price of natural gas, coal, oil, and other fossil fuel;

●	developments in the nanotechnology and alternative energy industries;

●	the results of product liability or intellectual property lawsuits;

●	future issuances of ordinary shares or other securities;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

Further, in recent years, the stock market has experienced extreme price and volume fluctuations. Continued or renewed market fluctuations could result in extreme volatility in the price of our ordinary shares, which could cause a decline in the value of the ordinary shares. Price volatility of our ordinary shares might also be significant due to the low trading volume of the ordinary shares.

Market factors, including the volume of shares traded and the market in which our shares are traded, may adversely impact your ability to sell our shares.

The volume of the daily trading of our shares is very low on the OTCQB Marketplace. Therefore, you may be unable to sell your shares at or above the price you paid, if at all. Additionally, given the smaller market for our shares relative to companies whose shares are traded on a recognized stock exchange, investors may have access to less information about us, and may be less willing to purchase our shares from you given that lack of information.

Our ordinary shares’ status as a “penny stock” may make it more difficult for investors to sell our ordinary shares, and the market price of our ordinary shares may be adversely affected.

Our ordinary shares are deemed a “penny stock” since, among other things, the stock price is currently trading below $5.00 per share. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. That document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser and obtain the purchaser’s written agreement to the purchase. Broker-dealers must also provide customers that hold penny stock in their accounts with such broker-dealer a monthly statement containing price and market information relating to the penny stock. If a penny stock is sold to an investor in violation of the penny stock rules, the investor may be able to cancel its purchase and get its money back.

The penny stock rules may make it difficult for investors to sell their ordinary shares. Because of the rules and restrictions applicable to a penny stock, there is less trading in penny stocks and the market price of the ordinary shares is often adversely affected. Also, many brokers choose not to participate in penny stock transactions. Accordingly, investors may not always be able to resell their ordinary shares publicly at times and prices that they feel are appropriate.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the actual capitalization and indebtedness of our company as of December 31, 2018. We have described in footnote (3) to the table financing transactions that were completed subsequent to December 31, 2018, which have impacted that capitalization and indebtedness.

Actual(1)
Cash and Cash Equivalents	$144,948

Total liabilities(2) (3)	3,013,502
SHAREHOLDERS’ EQUITY(4)(5):
Ordinary shares, par value NIS 0.01 per share
Authorized: 200,000,000 ordinary shares; Issued and outstanding: 23,491,948 ordinary shares	63,301
Additional paid in capital	19,698,606
Accumulated deficit	(17,058,758)
Total shareholders’ equity	$2,703,149
Total Capitalization	$5,716,651

(1)	We do not present a “pro forma” column for our Capitalization and Indebtedness table in this prospectus to reflect the transactions that may occur pursuant to the offering described herein, as: (i) none of the lenders who have provided outstanding convertible loans to us and/or investors to whom we have issued outstanding warrants and whose underlying ordinary shares may be sold in the offering under this prospectus are subject to a contractual obligation to convert those loans or exercise those warrants for underlying ordinary shares; and (ii) conversion and/or exercise of those convertible loans and/or warrants is not likely, given that the conversion and exercise prices for all such convertible loans and warrants exceed the current market price of our ordinary shares.
(2)	Includes $226,661, $1,809,816, $32,000 and $945,025 of short-term convertible loans, long-term convertible loans, a capital note and warrants presented at fair value, respectively, that are classified as liabilities as of December 31, 2018.
(3)	Following December 31, 2018, we received two convertible loans, in amounts of $1.0 million and $200,000, which increased our total liabilities by $1.2 million, in the aggregate, but which have had no impact on our shareholders’ equity. The foregoing additional liabilities are not included in the above table, as each of them was incurred after December 31, 2018.
(4)	Shareholders’ equity includes both ordinary shares and additional paid-in capital attributable to (i) warrants to purchase ordinary shares and (ii) options to purchase ordinary shares (granted to employees and service providers), which are classified as equity as of December 31, 2018.
(5)	After December 31, 2018, we have granted options to purchase 215,000 of our ordinary shares to employees and service providers, which options are not included in the shareholders’ equity in the above table since those grants occurred after December 31, 2018.

USE OF PROCEEDS

All of the proceeds from the sale of any ordinary shares offered under this prospectus are for the accounts of the Selling Shareholders. Accordingly, we will not receive any proceeds from the sales of these securities, although we will receive cash proceeds equal to the total exercise price of warrants that are exercised for cash, or up to $15,739,966, if all warrants issued to the Selling Shareholders become exercisable and are exercised (in the case of warrants with a variable exercise price, based on the current exercise price of approximately $0.26 per share). The exercise price of a portion of the warrants currently exceeds the market price of our ordinary shares, and we do not, therefore, currently anticipate that those warrants will be exercised. We will bear all costs, expenses and fees in connection with the registration of the ordinary shares offered by this prospectus, whereas the Selling Shareholders will bear all brokerage commissions and similar selling expenses.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

MARKET FOR OUR ORDINARY SHARES

Our ordinary shares are quoted on the OTCQB Marketplace under the symbol “PVNNF.” On June 21, 2019, the last reported bid and ask prices for our ordinary shares on the OTCQB Marketplace were $0.13 and $0.22, respectively, per share.

SELLING SHAREHOLDERS

Beneficial Ownership and Other Information

We are registering the resale of up to 85,943,781 of our ordinary shares, which are held by, or may be issued to, the Selling Shareholders. A total of 12,833,515 of these ordinary shares constitute outstanding shares that we have issued to the Selling Shareholders pursuant to investments that they have made in our company. An additional aggregate of 17,346,124 of those shares constitute the maximum number of shares issuable to the Selling Shareholders if they convert all $4,537,449 of convertible loans that they have already extended, or may in the future extend, to our company, at current conversion prices, after including interest that will accrue thereon through April 30, 2020. The loans have been provided by the Selling Shareholders pursuant to the terms of various convertible loan agreements that we have entered into with them. The remaining 55,764,142 aggregate ordinary shares that we are registering for resale by the Selling Shareholders comprise the maximum number of shares that they may acquire upon exercise of warrants that we have issued to them pursuant to equity and/or convertible loan financings (assuming current exercise prices). The foregoing quantities of shares issuable to the Selling Shareholders are based on the assumption of full conversion and exercise by the Selling Shareholders at the current conversion and exercise prices of the foregoing convertible loans (including interest through April 30, 2020) and warrants, respectively, thereby yielding the maximum number of ordinary shares currently issuable to them. The actual number of shares that may be issued to the Selling Shareholders and resold by them under this prospectus depends on the actual conversion and exercise prices of the convertible loans and warrants, respectively, the timing of conversion of the convertible loans (which impacts the amount of accrued interest to be converted), as well as the number of warrants that become exercisable. The formulas for determining some of those conversion and exercise prices depend on various factors. Consequently, some of the conversion and exercise prices may vary from time to time. In addition, the exercise price of a portion of the warrants currently exceeds the market price of our ordinary shares, and we do not, therefore, currently anticipate that those warrants will be exercised for ordinary shares.

In this prospectus, the term “Selling Shareholders” includes (i) the entities identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus) and (ii) any donees, pledgees, transferees or other successors-in-interest that acquire any of the ordinary shares covered by this prospectus after the date of this prospectus from the named Selling Shareholders as a gift, pledge, partnership distribution or other non-sale related transfer.

The registration of the resale of the ordinary shares covered by this prospectus does not necessarily mean that the Selling Shareholders will acquire (if not already held by them) or resell any or all of those shares.

The information in the table below is based upon information provided by the Selling Shareholders. To the best of our knowledge, the Selling Shareholders do not have an agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares at the time that they entered into the convertible loan agreement or other equity financing agreement under which they have been issued or may be issued our ordinary shares.

Names and Addresses	Ordinary Shares Beneficially Owned Prior to Offering / Percentage of Class(1)	Ordinary Shares Being Offered(2)	Ordinary Shares Beneficially Owned Upon Completion of Offering (3) / Percentage of Class
GTRIMG Investments Ltd.(4)	78,047,789(5)/76.8%	51,127,040	26,920,749 /26.5%
Terra Venture Partners(6)	6,343,157(7)/25.6%	6,343,157	0/0%
Slobel NV	10,439,971(8)/32.4%	7,954,076	2,485,895/7.7%
Infinity IP Bank International (Suzhou) Co, Ltd. (9)	1,320,002(10)/5.5%	1,320,002	0/0%
Legov Ltd. (11)	5,712,777(12)/20.7%	4,472,765	1,240,012/4.5%
Teuza – A Fairchild Technology Venture Ltd.	5,349,645(13)/19.3%	4,111,590	1,238,055/4.5%
Fineline PCB (Cyprus) Ltd.	14,298,039(14)/37.3%	9,334,077	4,963,962/13.0%
Marcelo Einhorn	1,591,811(15)/6.2%	1,281,074	310,737/1.2%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage of ordinary shares beneficially owned is based on 24,033,660 ordinary shares outstanding as of May 31, 2019. In addition, for purposes of the table above, we deem ordinary shares issuable upon conversion of convertible loans, or upon exercise of outstanding warrants, regardless of whether they are currently convertible or exercisable, or convertible or exercisable within 60 days of May 31, 2019, to be beneficially owned by the Selling Shareholder that provided the convertible loan, or that holds the warrants, and to be outstanding for the purposes of computing the percentage beneficial ownership of that Selling Shareholder. We also include among the ordinary shares beneficially owned prior to the offering those shares that are issuable upon conversion of interest on convertible loans that will accrue through April 30, 2020 (since those shares are also being offered under this prospectus and are included in the column titled “Ordinary Shares Being Offered”). We do not, however, treat shares underlying convertible loans or outstanding warrants for a particular Selling Shareholder as outstanding for the purpose of computing the percentage ownership of any other Selling Shareholder. Certain of the convertible loans provided to us and warrants issued by us, for which the underlying ordinary shares are included in the table above, have a conversion price or exercise price that is subject to the conversion or exercise mechanism described in the relevant convertible loan agreement or warrant, but for which there is a minimum conversion or exercise price of $0.17 per share. In those cases, the number of “Ordinary Shares Beneficially Owned Prior to Offering” presented in the table above was calculated based on a conversion price or exercise price of $0.17, yielding the maximum potential number of ordinary shares issuable under those convertible loans or warrants, as applicable.

(2)

Includes all ordinary shares issuable upon (a) conversion of convertible loans, plus interest accrued thereon through April 30, 2020, and (b) exercise of outstanding warrants, all of which shares may be sold in the offering under this prospectus. For all such convertible loans provided to us and warrants issued by us that are convertible and/or exercisable at a variable conversion/exercise price, the number of “Ordinary Shares Being Offered” under this prospectus assumes that the convertible loan and/or warrant will be converted and/or exercised at the current conversion/exercise price of approximately $0.26 per share.

(3)	We have assumed for purposes of the above table that all ordinary shares being registered for resale hereunder are sold by the relevant Selling Shareholder. There is no guarantee that any of those shares will actually be sold by the Selling Shareholders.

(4)

Based on a beneficial ownership report on Schedule 13D filed by it on October 25, 2018, GTRIMG Investments Ltd., an Israeli company, or GTRIMG Investments, is wholly owned by TRIMG Communication International Ltd., an Israeli company, or TRIMG Communication, which itself is wholly owned by GTRIMG Ltd., a British Virgin Islands company, or GTRIMG Ltd. (which, together with GTRIMG Investments and TRIMG Communication, we refer to as the GTRIMG Entities).  GTRIMG Ltd. itself is wholly owned by GTRIMG Foundation, a foundation incorporated under the laws of the Principality of Liechtenstein, or the Foundation. The beneficiaries of the Foundation are Messrs. Talia Zeevi, Rami Zeevi, Yael Zeevi Shoer, Michal Zeevi Bender and Gur Zeevi. We refer to all of the foregoing entities and individuals collectively as the GTRIMG Group. The protector of the Foundation is Establishment Elmana, a legal entity incorporated under the laws of the Principality of Liechtenstein, or the Protector, which is authorized to, among other things, supervise the administration of the Foundation in the interest of the Foundation’s beneficiaries and to control the orderly management with respect to the purpose of the Foundation.

(5)

Includes (i) 406,122 outstanding ordinary shares beneficially owned by GTRIMG Investments, (ii) 18,718,138 ordinary shares issuable to the GTRIMG Group upon the conversion of a convertible loan (including interest accrued thereon, through April 30, 2020), assuming that the GTRIMG Group provides the remaining $1.0 million convertible loan amount that it may provide to us under the October 2018 convertible loan agreement to which we are party with it, and (iii) 58,823,529 ordinary shares issuable upon exercise of outstanding warrants held by the GTRIMG Group (which includes ordinary shares issuable under the additional $2.5 million of warrants that will become exercisable if the GTRIMG Group provides the foregoing additional $1.0 million convertible loan amount to us).

(6)

The shares listed as beneficially owned by Terra Venture Partners, or Terra, are held of record by Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener is a General Partner of Terra Ventures Partners, the manager of Terra Venture Partners S.C.A. Sicar and Terra Venture Partners, L.P. Each of Dr. Astorre Modena and Dr. Harold Wiener has shared voting and dispositive power over all shares owned by Terra.

(7)

Consists of (i) 4,392,273 outstanding ordinary shares beneficially owned by Terra Venture Partners Sicar, (ii) 1,244,619 outstanding ordinary shares beneficially owned by Terra Venture LP, (iii) 257,482 ordinary shares issuable to Terra Venture Partners Sicar upon the exercise of warrants, (iv) 72,963 ordinary shares issuable to Terra Venture LP upon the exercise of warrants, (v) 292,841 ordinary shares issuable to Terra Venture Partners Sicar upon the conversion of a convertible loan, and (vi) 82,979 ordinary shares issuable to Terra Venture LP upon the conversion of a convertible loan (including interest accrued thereon, through April 30, 2020).

(8)

Consists of (i) 1,648,286 outstanding ordinary shares, (ii) 6,550,791 ordinary shares issuable upon exercise of outstanding warrants, and (iii) 2,240,894 ordinary shares issuable upon the conversion of a convertible loan (including interest accrued thereon, through April 30, 2020).

(9)

Steven Hsieh is a Managing Director of Infinity Group, the parent company of Infinity IP Bank International (Suzhou) Co., Ltd. Steven Hsieh has sole voting and dispositive power over all shares owned by Infinity IP Bank International (Suzhou) Co., Ltd.

(10)	Consists of (i) 1,200,002 outstanding ordinary shares and (ii) 120,000 ordinary shares issuable upon the exercise of outstanding warrants.
(11)	Includes ordinary shares that are beneficially owned by GlenRock Israel Ltd. (an affiliate of Legov Ltd.) but that are held of record by Legov Ltd.
(12)

Consists of (i) 1,728,619 outstanding ordinary shares, (ii) 372,469 ordinary shares beneficially owned by GlenRock Israel Ltd., (iii) 39,998 ordinary shares issuable upon exercise of outstanding warrants, and (iv) 3,571,691 ordinary shares issuable upon the conversion of a convertible loan (including interest accrued thereon, through April 30, 2020).

(13)

Consists of (i) 1,712,793 outstanding ordinary shares, (ii) 70,798 ordinary shares issuable upon exercise of outstanding warrants, and (iii) 3,566,054 ordinary shares issuable upon the conversion of a convertible loan (including interest accrued thereon, through April 30, 2020).

(14)

Consists of (i) 11,764,706 ordinary shares issuable upon exercise of outstanding warrants, and (ii) 2,533,333 ordinary shares issuable upon the conversion of a convertible loan (including interest accrued thereon, through April 30, 2020).

(15)	Consists of (i) 128,332 outstanding ordinary shares, (ii) 927,916 ordinary shares issuable upon exercise of outstanding warrants, and (iii) 535,563 ordinary shares issuable upon the conversion of convertible loans (including interest accrued thereon, through April 30, 2020).

PLAN OF DISTRIBUTION

The Selling Shareholders may offer and sell, from time to time, some or all of the ordinary shares covered by this prospectus. As used herein, “Selling Shareholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from the Selling Shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. We have registered the ordinary shares covered by this prospectus for offer and sale so that those ordinary shares may be freely sold to the public by the Selling Shareholders. Registration of the ordinary shares covered by this prospectus does not mean, however, that those ordinary shares necessarily will be offered or resold by (or even issued to, in the case of ordinary shares underlying convertible loans and/or warrants) the Selling Shareholders.

We will not receive any proceeds from any sale by the Selling Shareholders of the ordinary shares. However, we will receive cash proceeds equal to the total exercise price of warrants that are exercised for cash, or up to $15,739,966. See “Use of Proceeds.” We will bear all costs, expenses and fees in connection with the registration of the ordinary shares offered by this prospectus, whereas the Selling Shareholders will bear all brokerage commissions and similar selling expenses.

Sales of the securities offered hereby may be effected by the Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the OTCQB Marketplace at prevailing market prices,” in negotiated transactions, through put or call options transactions relating to the shares offered hereby, through short sales of the shares offered hereby, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. In effecting sales, brokers or dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the ordinary shares by a broker-dealer as principal and resales of the ordinary shares by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions or transactions in which the broker-dealer solicits purchasers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the securities offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers participating in the distribution of the ordinary shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those broker-dealers may be deemed to be underwriting commissions under the Securities Act. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any broker-dealers regarding the sale of the ordinary shares covered by this prospectus.

Upon our being notified by any Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

●	the name of the participating broker-dealer(s);

●	the number of ordinary shares involved;

●	the initial price at which such ordinary shares are to be sold;

●	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

●	other facts material to the transaction.

The Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities offered hereby or of securities convertible into or exchangeable for such securities in the course of hedging positions they assume with the Selling Shareholders. The Selling Shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

DESCRIPTION OF SHARE CAPITAL

Our registered share capital consists of a single class of ordinary shares, par value NIS 0.01 per share. As of the date hereof, our authorized share capital consists of 200,000,000 ordinary shares, and there are 24,033,660 of our ordinary shares issued and outstanding as of May 31, 2019.

All our issued and outstanding ordinary shares are fully paid and non-assessable and are issued in registered form. Our ordinary shares do not have preemptive rights and there are no sinking fund provisions applicable to our ordinary shares.

The following summary description of our capital stock summarizes general terms and provisions that apply to the capital stock. Because this is only a summary, it does not contain all of the information that may be important to you. This summary is subject to and qualified in its entirety by reference to our memorandum of association and articles of association, as amended, each of which are on file with the SEC. See “Where You Can Find More Information; Incorporation of Information by Reference.”

Purposes and Objectives of the Company

We are registered with the Israeli Registrar of Companies and have been assigned company number 51-428709-3. Section 4 of our articles of association provides that we were established for any and every lawful purpose.

The Powers of the Directors

Under the provisions of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our compensation committee, board of directors and shareholders (at a general meeting). The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation, and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 200,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend declared. The board of directors may declare dividends with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval of the board of directors. Any dividend unclaimed after a period of seven (7) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company, provided, however, that our board of directors may, at its discretion, cause our company to pay any such dividend, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Except as otherwise required by the Israeli Companies Law, a resolution of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at a general meeting of shareholders in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

Pursuant to our articles of association, our general meeting of shareholders elects our board of directors, which consists of no less than three (3) and no more than seven (7) directors, with all directors (other than the external directors, whose appointment is required under the Israeli Companies Law, as described below) divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors other than the external directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Israeli Companies Law or unless he or she is removed from office as described in the following sentence. Except with respect to the removal of external directors, the shareholders shall be entitled to remove any director(s) from office, by a simple majority of the voting power represented at the meeting in person or by proxy and voting thereon. All members of our board of directors (except external directors, who are subject to limitations as to the number of three-year terms for which they may be re-elected) may be reelected upon completion of their term of office.

Rights to share in the company’s profits. Our shareholders have the right, in accordance with a board of directors resolution, to share in our profits distributed as a dividend and any other permitted distribution.

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company. Under our articles of association and the Israeli Companies Law, the liability of our shareholders is limited to any unpaid portion of the par value of the shares held by them.

Changing Rights Attached to Shares

According to the articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders with a simple majority of the class of shares so effected, and a simple majority vote of all classes of shares voting together as a single class at a general meeting.

Annual and Special General Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within 15 months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “Special General Meetings.” In addition, the board of directors must convene a Special General Meeting upon the demand of two (2) of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

The quorum required for a general meeting of shareholders consists of at least two (2) shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least 25% of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or to a later date, if so specified in advance in the notice of the general meeting. At the reconvened meeting, if the foregoing quorum is not present within thirty minutes from the time appointed for such meeting, one or more shareholders present in person or by proxy shall constitute a quorum, unless the meeting was called pursuant to a request by the Company’s shareholders, in which case the quorum required shall be one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request..

Limitations on the Rights to Own Securities in Our Company

Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such board’s confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Generally, under the Israeli Companies Law, the approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements, as the merger shall not be deemed approved, unless the court determines otherwise, if it is not supported by a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party. The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder in the company. An acquisition of shares of a public company must also be made by means of a special tender offer if as a result of the acquisition the purchaser would become a greater-than-45% shareholder of the company and there is no existing greater-than-45% shareholder in the company. These requirements do not apply if the acquisition (i) was made through a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a greater-than-45% shareholder of the company and resulted in the acquirer becoming a greater-than-45% shareholder of the company. The special tender offer must be extended to all shareholders but, the offer may include explicit limitations allowing the offeror not to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The special tender offer may be effected only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of the outstanding shares, the acquisition must be made by means of a tender offer for the entire outstanding shares. In such event, if less than 5% of the outstanding shares are not tendered in the tender offer, all of the shares of the company will be deemed as tendered and sold. However, if more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire any shares at all. The law provides for appraisal allowing any shareholder to file a motion to the court within six months following the consummation of a full tender offer. However, in the event of a full tender offer, the offeror may determine that any shareholder who accepts the offer will not be entitled to appraisal rights. Such determination will be effective only if the offeror or the company has timely published all the information that is required to be published in connection with such full tender offer pursuant to all applicable laws.

In addition, the purchase of 25% or more of the outstanding share capital of a company or the purchase of substantial assets of a company requires, under certain conditions, the approval of the Restrictive Practices Authority. Furthermore, if the target company has received tax incentives or grants from the Israel Innovation Authority, or the IIA (formerly operating as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel), changes in ownership may require also the approval of the tax authorities or the IIA, as applicable.

Disclosure of Shareholders Ownership

The Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and regulations promulgated thereunder do not require a company whose shares are publicly traded solely outside of Israel, as in the case of our company, to disclose the ownership of its shares.

Changes in Our Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, or an issuance of shares for less than their nominal value, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Vstock Transfer, LLC. Its address is 18 Lafayette Place Woodmere, New York 11598, and its telephone number is (212) 828-8436.

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repairable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

TAXATION

The following is a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller's country of residence provides otherwise. The Israeli Income Tax Ordinance of 1961 (New Version), or the Ordinance, distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli consumer price index, or CPI, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel.

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

Real Capital Gain derived by corporations is generally subject to a corporate tax rate of 24% in 2017 and 23% as of 2018.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations as of 2018 and a marginal tax rate of up to 47% (excluding excess tax) in 2018 for individuals.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition will not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985) (this condition will not apply to shares purchased on or after January 1, 2009), (iv) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders, and there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of our shares of an Israeli company may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident from Israeli capital gain tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; (iv) the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; (v) the capital gain arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset. Under the U.S.-Israel Double Tax Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Double Tax Treaty does not provide such a credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by the authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either of the purchaser or the Israeli stockbroker or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax from the Real Capital Gain upon the sale of securities at the rate of up to 25%.

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be made. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. The distribution of a dividend by our company from income attributed to a Benefited Enterprise will generally be subject to withholding tax in Israel at a rate of 15% unless a reduced tax rate is provided under an applicable tax treaty. The distribution of a dividend by our company from income attributed to a Preferred Enterprise (if the company will be entitled to tax benefits of a Preferred Enterprise) will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0%; and non-Israeli residents — 20%, subject to a reduced rate under the provisions of any applicable double tax treaty.

The distribution of a dividend from income, which is not attributed to a Preferred Enterprise or a Benefited Enterprise, to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from withholding tax provided the income from which such dividend is distributed was derived or accrued within Israel and was subject to tax in Israel.

The Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Thus, under the U.S.-Israel Double Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the tax rate is 12.5%; (ii) if both the conditions mentioned in the foregoing clause (i) are met and the dividend is paid from an Israeli resident company’s income that was entitled to a reduced tax rate applicable to an Approved Enterprise or a Benefited Enterprise — the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel-U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payers of dividends on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required to withhold tax upon the distribution of dividend at the rate of 25%, so long as the shares are registered with a nominee company. That withholding requirement is subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% as of 2018 on annual income exceeding a certain threshold— NIS 641,880 (approximately $171,259 based on the exchange rate of $1.00 / NIS 3.748 in effect as of December 31, 2018)— for 2018 and thereafter, linked to the annual change in the Israeli Consumer Price Index, including, but not limited to income derived from, dividends, interest and capital gains.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Consequences

The following discussion describes certain material U.S. federal income tax consequences to U.S. holders (as defined below) under present law of an investment in our ordinary shares. This discussion applies only to U.S. holders that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, that have acquired their ordinary shares and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our shares or that such a position would not be sustained. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

●	banks;

●	certain financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark to market;

●	certain former citizens or residents of the United States;

●	tax-exempt entities;

●	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting share capital;

●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	S-corporations and partnerships, including entities classified as partnerships for U.S. federal income tax purposes.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. holders” will apply to you if you are the beneficial owner of our ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A person that would be a U.S. holder if it held our ordinary shares directly and that is a partner of a partnership holding our ordinary shares is urged to consult its own tax advisor.

Passive Foreign Investment Company

Default PFIC Rules

A non-U.S. entity such as ours that is treated as a corporation for U.S. federal income tax purposes will generally be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year after applying certain look-through rules with respect to the income and assets of its subsidiaries if either:

●	at least 75% of its gross income for such year is passive income (such as interest income); or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our shares.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, our PFIC status may depend in part on the market price of our ordinary shares, which may fluctuate significantly. In addition, there may be certain ambiguities in applying the PFIC test to us. No rulings from the IRS, however, have been or will be sought with respect to our status as a PFIC.

Based on our anticipated income and the composition of our income and assets, there is a risk that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes at least until we start generating a substantial amount of active revenue. PFIC status is a factual determination based on actual results for the entire taxable year. We have not determined whether we have been a PFIC for any year prior to 2018. Although we cannot assure you that we were not considered a PFIC for 2018, based on the analysis of our tax advisors, we do not expect that we were a PFIC for the 2018 tax year. We have not conducted an analysis whether we will be a PFIC in 2019 or in any future years.

If we are a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC with respect to your investment in our ordinary shares for all succeeding years during which you hold our ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to our ordinary shares. If such election is made, you will be deemed to have sold our ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from such deemed sale would be subject to taxation under the excess distribution regime described below. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” (as defined below) you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a valid “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for our ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our ordinary shares cannot be treated as capital gains, even if you hold our ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of our ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Mark-to-Market Election

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for our ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of our ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of our ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on our ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of our ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our ordinary shares, as well as to any loss realized on the actual sale or disposition of our ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. Your basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under “— Taxation of dividends and other distributions on our ordinary shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are quoted in the OTCQB Marketplace, which may not be considered a qualified exchange. Furthermore, there can be no assurance that the trading in our ordinary shares is sufficiently regular to qualify our ordinary shares as marketable stock. In addition, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election (if possible) on interests in any lower-tier PFICs.

QEF Election

Alternatively, if a non-U.S. entity treated as a corporation is a PFIC, a holder of shares in that entity may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in its income, on a current basis: (1) as ordinary income, its pro rata share of the “ordinary earnings” of the qualified electing fund; and (2) as long-term capital gain, its pro rata share of the “net capital gain” of the qualified electing fund. However, you may make a qualified electing fund election with respect to your ordinary shares only if we furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

PFIC Reporting Requirements

A U.S. Holder of a PFIC may be required to file an IRS Form 8621. The failure to file this form when required could result in substantial penalties. If we are a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. You are urged to consult your tax advisor regarding the application of the PFIC rules to the acquisition, ownership and disposition of our ordinary shares.

YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR BEING A PFIC ON YOUR INVESTMENT IN OUR ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any tax withheld) with respect to our ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the holder, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. holders, including individual U.S. holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided (1) our ordinary shares are readily tradable on an established securities market in the United States (such as NASDAQ), (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) you are not under an obligation to make related payments with respect to positions in substantially similar or related property. As discussed above under “Passive Foreign Investment Company,” there is a significant risk that we will be a PFIC for U.S. federal income tax purposes, and, as a result, the qualified dividend rate may be unavailable with respect to dividends we pay.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. holder may have foreign currency gain or loss if the foreign currency is converted into U.S. dollars after the date of receipt, depending on the exchange rate at the time of conversion. Any gains or losses resulting from the conversion of foreign currency into U.S. dollars generally will be treated as ordinary income or loss, as the case may be, and generally will be treated as U.S. source. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017, provide that certain taxpayers may elect to ‘mark to market’ gain or loss resulting from exchange rate fluctuations. The proposed regulations are complex, and you should consult your tax advisor regarding the availability of the proposed regulations in your particular circumstances. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.”

If Israeli withholding taxes apply to any dividends paid to you with respect to our ordinary shares, subject to certain conditions and limitations, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Israel or under the U.S.-Israel Double Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a foreign tax credit in your particular circumstances, including the effects of the U.S.-Israel Double Tax Treaty.

Taxation of Disposition of Ordinary Shares

Subject to the PFIC rules discussed above, upon a sale or other disposition of ordinary shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such ordinary shares. If the consideration you receive for our ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if our ordinary shares are treated as traded on an “established securities market” and you are either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), you will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017 provide that certain taxpayers may elect to ‘mark to market’ gain or loss resulting from exchange rate fluctuations. The proposed regulations are complex, and you should consult your tax advisor regarding the availability of the proposed regulations in your particular circumstances.

Your tax basis in our ordinary shares generally will equal the cost of such ordinary shares. If you are a non-corporate U.S. holder, capital gain from the sale, exchange or other disposition of shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to significant limitations.

As mentioned above, to the extent that, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, the U.S holder would be permitted to claim a credit for any such taxes incurred against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S-Israel Double Tax Treaty and U.S. domestic law applicable to foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

Certain U.S. holders may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. You should consult your tax advisor regarding the effect, if any, of this requirement on your ownership and disposition of our ordinary shares.

Information with respect to the Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, encourages foreign financial institutions to report information about their U.S. account holders (including holders of certain equity interests) to the IRS. Foreign financial institutions that fail to comply with the withholding and reporting requirements of FATCA and certain account holders that do not provide sufficient information under the requirements of FATCA are subject to a 30% U.S. withholding tax on certain payments they receive, including foreign pass-through payments (which may include payments made by us with respect to our shares). The term “foreign pass thru payment” is not currently defined in U.S. Treasury Regulations, and therefore, the future application of FATCA withholding tax on foreign pass-thru payments to holders of shares is uncertain. If a holder of shares is subject to withholding, there will be no additional amounts payable by way of compensation to the holder of such securities for the deducted amount. Holders of shares should consult their own tax advisors regarding this legislation in light of such holder’s particular situation.

Information with respect to Net Investment Income Tax

Certain U.S. holders who are individuals, estates or trusts may be required to pay an additional 3.8% Net Investment Income Tax, or NIIT, on, among other things, dividends and capital gains from the sale or other disposition of our shares. For individuals, the additional NIIT tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. U.S. Holders will likely not be able to credit foreign taxes against the 3.8% NIIT.

Information with respect to Reporting Requirements

Certain U.S. holders owning “specified foreign financial assets” may be required to file IRS Form 8938, or Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). The failure to file this form when required could result in substantial penalties. You are urged to consult your tax advisors regarding the application of these requirements to your ownership of our shares.

In addition, certain U.S. holders may be required to report additional information relating to an interest in our ordinary shares, subject to certain exceptions. You are urged to consult your tax advisors regarding your information reporting obligations, if any, with respect to your ownership and disposition of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

OFFERING EXPENSES

We estimate the following expenses in connection with this prospectus:

SEC Registration Fee	$2,059
Legal fees and expenses	30,000
Accountants’ fees and expenses	25,000
Miscellaneous	$5,000
Total	$62,059

Under agreements to which we are party with the Selling Shareholders, we have agreed to bear all expenses relating to the registration of the resale of the ordinary shares pursuant to this prospectus.

LEGAL MATTERS

The validity of the shares being reoffered by this Registration Statement and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Meitar Liquornik Geva Leshem Tal, Ramat Gan, Israel.

EXPERTS

The consolidated financial statements of P.V. Nano Cell Ltd. at December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, incorporated by reference in this prospectus and Registration Statement have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, Independent Registered Public Accounting Firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1b to the consolidated financial statements) incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES AND
AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

We are incorporated in Israel, most of our executive officers and directors and the Israeli experts named herein are non-residents of the United States, and a substantial portion of our assets and the assets of such persons are located outside of the United States. For further information regarding enforceability of civil liabilities against us and certain other persons, please see the risk factor in Item 3.D of our 2018 Annual Report under the heading “Risks Related to Our Operations in Israel— It may be difficult to enforce a judgment of a United States court against us and our officers and directors and the Israeli experts named in this annual report located in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.”

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act is our U.S. subsidiary, Digiflex Inc., 3418 Standish Rd., Marengo, Illinois, 60152.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION
OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus information that is contained in other documents that we have filed with or furnished to it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except if it is superseded by information in this prospectus or by later information that is included in a post-effective amendment or prospectus supplement that we file with the SEC. We incorporate by reference the document listed below that we have previously filed with the SEC pursuant to the Securities Exchange Act of 1934:

●	Our 2018 Annual Report (on Form 20-F), filed with the SEC on May 15, 2019.

We have filed a registration statement on Form F-1 to register with the SEC the resale of the ordinary shares described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities.

You may read and copy the registration statement, including the related exhibits and schedules, and any document that we file with or furnish to the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document (a post-effective amendment to the Form F-1 registration statement of which this prospectus forms a part, or a prospectus supplement to this prospectus) that we may file with the SEC may update and replace statements in and portions of this prospectus or the above-listed documents.

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We publish annually an annual report filed on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant. We prepare our annual financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. If there is any inconsistency between the information in this prospectus and in any post-effective amendment to the Form F-1 of which this prospectus is a part, or in any prospectus supplement, you should rely on the information in the post-effective amendment or prospectus supplement, as relevant. You should read this prospectus and any post-effective amendment or prospectus supplement together with the additional information contained in documents listed above under the heading “Where You Can Find More Information; Incorporation of Information by Reference.” The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us, the ordinary shares offered under this prospectus, and our other outstanding securities. The registration statement, including the exhibits, can be read at the SEC’s website or at the SEC’s offices mentioned above under “Where You Can Find More Information; Incorporation of Information by Reference.”

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (and any exhibits specifically incorporated in such information), at no cost, upon written or oral request to us at the following address:

P.V. Nano Cell Ltd.

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102
(+972) (4) 654-6881

Attn: Chief Executive Officer

You may also obtain information about us by visiting our website at www.pvnanocell.com. Information contained in our website is not part of this prospectus.

You should rely only on the information contained or incorporated in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any supplement is distributed. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

P.V. NANO CELL LTD.

85,943,781 Ordinary Shares

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

●	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf or by another person, against the office holder, or in a criminal charge from which he was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

●	prospectively undertake to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances; and

●	retroactively indemnify an office holder of the company.

Insurance of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of:

●	a breach of the office holder’s duty of care to the company or to another person;

●	a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or

●	a financial liability imposed upon the office holder in favor of another person.

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exculpating an office holder from duty to the company shall be valid, where such insurance, indemnification or exculpation relates to any of the following:

●	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

●	any act or omission done with the intent to unlawfully yield a personal benefit; or

●	any fine or forfeiture imposed on the office holder.

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

Pursuant to the Israeli Securities Law and the Israeli Companies Law, the Israeli Securities Authority may impose administrative sanctions against companies like ours, and their office holders, for certain violations of the Israeli Securities Law or the Israeli Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The amendments to the Israeli Securities Law and to the Israeli Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association, and receive the requisite corporate approvals. Pursuant to the Israeli Securities Law and the Israeli Companies Law, only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys’ fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company’s articles of association.

Our articles of association allow us to insure our office holders, to the extent fully permitted by law (including any expansion thereof), for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our articles of association also allow us to provide insurance in connection with administrative enforcement proceedings, including without limitation, the proceedings described above.

Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought. Pursuant to the approval of our shareholders, we carry directors’ and officers’ insurance covering each of our directors and executive officers for acts and omissions.

We have entered into indemnification agreements with each of our directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. Prior  to the effective date of the registration statement of which this prospectus is a part we intend to enter into new agreements with each of our directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them, in each case, to the fullest extent permitted by our amended and restated articles of association to be effective upon the effectiveness of this registration statement and the Israeli Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. The maximum aggregate amount of indemnification that we may pay to all of our directors and office holders together based on the indemnification agreement is $5,000,000. Such indemnification amounts will be in addition to any amounts available under our directors’ and office holders’ liability insurance policy.

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Item 7. Recent Sale of Unregistered Securities

The following is a summary of transactions during the three (3) years preceding this registration statement involving offers and sales of our securities that were not registered under the Securities Act.  Except for the August 2017 convertible note financing, which involved U.S. accredited investors (as defined in Regulation D under the Securities Act) and which was conducted in reliance on the exemption from registration set forth in Section 4(a)(2) under the Securities Act, all of the transactions disclosed below were completed outside the United States to investors who were not residents of, and were not located in, the United States and were therefore not subject to the registration requirements under the Securities Act, pursuant to the exemption provided by Regulation S thereunder.

August 2017 Convertible Note Financing

In August 2017, we entered into several securities purchase agreements with Alpha Capital Anstalt, or Alpha Capital, First Fire Global Opportunities Fund LLC, or First Fire, and additional existing shareholders, whereby we issued and sold to such holders senior secured convertible notes in an aggregate principal amount of $905,555 in consideration for an aggregate subscription amount of $815,000. We also issued to these investors warrants to purchase 905,555 ordinary shares.

The notes include a 10% original issue discount on the consideration paid and bear interest at 6% per annum. Except for the notes of Alpha Capital and First Fire, which mature after 14 months, the notes mature after 24 months and may be converted into shares, subject to the terms of such notes. The initial conversion price of the notes was $1.00 but it was adjusted in January 2018 to $0.50 pursuant to the terms of the notes. In February 2018, Alpha Capital converted $10,313 worth of the notes into 20,626 ordinary shares, in April 2018, Alpha Capital converted $26,025 worth of the notes into 52,050 ordinary shares, and in April 2019, Alpha Capital converted $27,450 worth of the notes into 161,471 ordinary shares. In April 2018, First Fire converted $8,889 worth of the notes into 17,778 ordinary shares, in December 2018, First Fire converted $15,000 worth of the notes into 88,235 ordinary shares, in March 2019, First Fire converted $25,516 worth of the notes into 150,094 ordinary shares and in April 2019, First Fire converted $20,000 worth of the notes into 117,647 ordinary shares. We may require mandatory conversion of the notes in certain circumstances.

The term of the warrants is five (5) years and the initial exercise price of the warrants was $1.20 per ordinary share, subject to adjustment in accordance with their terms. The notes and the warrants include full ratchet anti-dilution purchase price adjustment rights and other mechanisms for adjustment of the purchase price. As a result, following the issuance of warrants to Jet CU (as described below) at an exercise price of $0.50 per share, the conversion and exercise prices of these notes and warrants was adjusted to $0.50 per share in January 2018, and further adjusted to $0.17 per share in October 2018.

December 2017 and March 2018 Share and Convertible Loan Financings with Jet CU

On December 27, 2017, we entered into a share purchase agreement with Jet CU, as supplemented by a supplement dated January 3, 2018, pursuant to which we received aggregate gross proceeds of $992,615 from Jet CU in exchange for 992,615 ordinary shares and a warrant to purchase 300,000 ordinary shares at an exercise price of $0.50 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until January 3, 2023.

On March 8, 2018, we entered into an additional share purchase agreement with Jet CU, pursuant to which Jet CU provided us with a convertible loan in an aggregate principal amount of $150,000 and received from us warrants to purchase 400,000 ordinary shares at an exercise price of $0.50 per share. The loan amount bears interest at 5% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until March 8, 2023. Jet CU was entitled to receive warrants to purchase an additional 200,000 ordinary shares at an exercise price of $0.50 per share, if the price of our ordinary shares by the end of December 2018 was lower than $1.00.  Because the price of our ordinary shares was below $1.00 per share at that time, we issued those additional warrants to Jet CU on December 31, 2018.

May 2018 Share Purchase Agreement with Slobel NV

On May 8, 2018, we entered into a Share Purchase Agreement with Slobel NV, pursuant to which Slobel provided us with a convertible loan in an aggregate principal amount of $170,000 and received from us warrants to purchase 170,000 ordinary shares at an exercise price of $0.50 per share. The loan amount is convertible into ordinary shares at a conversion price of $1.00 per ordinary share. The loan includes a 10% original issue discount and bears interest of 6% per annum. The warrants may be exercised, in whole or in part, for a period of five (5) years, i.e. until May 7, 2023.

June 2018 Share and Warrant Financings with Several Investors

In June 2018 we entered into Share Purchase Agreements with Jet CU, Terra Venture Partners SCA SICAR, or Terra SICAR, Terra Venture Partners LP or Terra LP, Ariel Lijtenstein and Marcelo Einhorn, pursuant to which we received aggregate gross proceeds of $175,000 in exchange for the issuance of an aggregate of 175,000 ordinary shares and warrants to purchase an aggregate amount of 466,667 ordinary shares at an exercise price of $0.50 per share. The warrants may be exercised, in whole or in part, for a period of five (5) years.

October 2018, March and April 2019 Convertible Loan Financings with GTRIMG

On October 10, 2018, we entered into a convertible loan agreement, or the Convertible Loan Agreement, with GTRIMG Investments Ltd., or GTRMING, an Israeli company. Pursuant to the Convertible Loan Agreement, GTRIMG lent to us an initial $1 million principal amount, and was granted an option to lend our Company an additional principal amount of up to $2 million for a finite period of time. The principal loan amount bears interest at Israeli prime plus 4% per annum. Unless earlier converted, the loan will mature and become due and payable upon the earlier of (i) 24 months; or (ii) immediately prior to an event of default, unless waived by GTRMING at its sole discretion. The loan (including any additional principal amount that is loaned) may be voluntarily converted by GTRMING into ordinary shares at a conversion price ratio determined by dividing (A) the difference between (i) our shareholders’ equity at December 31, 2017 and (ii) additional shareholders’ equity after closing of the loan agreement other than pursuant to the loan agreement by (B) shareholders’ equity at December 31, 2017. The conversion price is then calculated by multiplying the conversion price ratio by $0.27. The conversion price shall not be lower than $0.17 per share, unless we are subject to a special penalty relating to an event of default under the Convertible Loan Agreement.

At the closing under the Convertible Loan Agreement, we also issued to GTRIMG two warrant certificates, or warrants. The first warrant became effective as of the closing of the Convertible Loan Agreement and granted GTRMING the right to purchase ordinary shares of our company for an aggregate purchase price of up to $5 million. The second warrant, exercisable for up to an additional $5 million of ordinary shares, was to become effective upon the transfer to our company by GTRMING of any additional principal loan amount, and was to become exercisable for the applicable pro rata dollar amount of underlying ordinary shares proportionate to the portion of the additional $2 million principal loan amount that is lent to us by GTRMING. The exercise price for each ordinary share issuable under the warrants will be determined in accordance with the same formula that applies to the convertible loan (subject to a $0.17 minimum conversion price per share, as in the case of the convertible loan, unless we are subject to a special penalty relating to an event of default under the Convertible Loan Agreement).

In March 2019 and again in April 2019, GTRIMG loaned to us an additional $500,000 (constituting, in total, an additional $1.0 million) out of the $2.0 million of additional principal loan amount that it may lend to our company, at its discretion, under the Convertible Loan Agreement described above. Accordingly, the second warrant issued to GTRIMG under the Convertible Loan Agreement became exercisable with respect to $2.5 million of the underlying ordinary shares (out of $5.0 million of underlying ordinary shares that may potentially be issued under the second warrant).

November-December 2018 Convertible Loan Financings with Several Lenders

Between November and December 2018, we entered into several convertible loan agreements, or the 2018 Fineline CLAs, with Fineline PCB (Cyprus) Ltd., or Fineline, and certain existing shareholders– Slobel and Marcelo Einhorn— whereby we received a loan in an aggregate principal amount of $625,000, structured as a 24 month- convertible loan (or less, in case of a public offering event), bearing interest at the Israeli prime rate, plus 4% per annum. Under the 2018 Fineline CLAs, we granted the lenders warrants to purchase up to $3,125,000 of our ordinary shares. The conversion price for the loan amount and the exercise price for the warrants under the 2018 Fineline CLAs are the same as under the Convertible Loan Agreement with GTRIMG, as described above.

January-April 2019 Convertible Loan Financings with Existing Shareholders

Between January and April 2019, we entered into several convertible loan agreements, or the 2019 CLAs, with two existing shareholders— Teuza– A Fairchild Technology Venture Ltd., and Legov Ltd.— under which they loaned to us an aggregate principal amount of $200,000, structured as a 24 month- convertible loan (or less, in case of a public offering event), bearing interest at the Israeli prime rate, plus 4% per annum. Under the 2019 CLAs, we granted the lenders warrants to purchase ordinary shares for an aggregate purchase price of $1.0 million. The conversion price for the loan amount and the exercise price for the warrants under the 2019 CLAs are the same as under the Convertible Loan Agreement with GTRIMG, as described above.

Item 8. Exhibits and Financial Statement Schedules

Exhibit No.	Exhibit Description
3.1.1	Fourth Amended and Restated Articles of Association of P.V. Nano Cell Ltd. (1)
3.1.2	Amendment to Fourth Amended and Restated Articles of Association of P.V. Nano Cell Ltd. (2)
5.1	Form of Opinion of Meitar Liquornik Geva Leshem Tal, Israeli counsel to P.V. Nano Cell Ltd., (including consent)
10.1	Agreement, dated December 15, 2011, by and between P.V. Nano Cell Ltd. and the Ministry of National Infrastructures, Energy and Water Resources (3)
10.2	Share Purchase Agreement, effective November 29, 2009, by and among the shareholders of Nano Size Ltd. and P.V. Nano Cell Ltd. (4)
10.3.1	Convertible Loan Agreement, dated as of October 28, 2010, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation (5)
10.3.2	Amendment to Convertible Loan Agreement, dated April 2012, by and between P.V. Nano Cell Ltd. and Israel Electric Corporation (6)
10.4	Capital Note of IP Bank International (Suzhou) Co., Ltd., dated November 26, 2014 (7)
10.5	Registration Rights Agreement, dated November 26, 2014, by and among the Company and the purchasers party thereto (8)
10.6	Standby Equity Distribution Agreement, dated July 9, 2015, by and between P.V. Nano Cell Ltd. and YA Global Master SPV LTD. (9)
10.7.1	Agreement, dated September 9, 2009, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd. (10)
10.7.2	First Addendum to the Consultancy Agreement, dated April 9, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd. (11)
10.7.3	Second Addendum to the Consultancy Agreement, dated May 23, 2013, by and between P.V. Nano Cell Ltd. and Dolev Bar-Guy Consulting and Management Ltd. (12)
10.8*	P.V. Nano Cell Ltd. 2010 Option Plan (unofficial English translation from Hebrew original) (13)
10.9	Form of Share Exchange Agreement, effective December 3, 2017, by and between Digiflex Ltd. and P.V. Nano Cell Ltd. (14)
10.10.1	Form of Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd. (15)
10.10.2	Form of Share Purchase Agreement Supplement, dated January 3, 2018, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd. (16)
10.11	Form of Securities Purchase Agreement, dated August 16, 2017, by and between P.V. Nano Cell Ltd. and Alpha Capital Anstalt (17)
10.12	Form of Securities Purchase Agreement. dated August 29, 2017, by and between P.V. Nano Cell Ltd. and FirstFire Global Opportunities Fund LLC (18)
10.13	Financial Advisory Agreement, dated January 9, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC (19)
10.14	Placement Agent Agreement, dated February 22, 2017, by and between P.V. Nano Cell Ltd. and Sunrise Securities LLC (20)
10.15	Form of Warrant executed in favor of Amnon Mendelbaum and Steven Zadka (21)
10.16	Share Purchase Agreement, dated May 8, 2018, by and between P.V. Nano Cell Ltd. and Slobel NV (22)
10.17	Form of Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd. (23)
10.18*	Consultancy Agreement, dated November 12, 2017, by and between P.V. Nano Cell Ltd. and Evyatar Cohen (24)
10.23	Convertible Loan Agreement, dated October 10, 2018, by and between P.V. Nano Cell Ltd. and GTRIMG Investments Ltd. (25)

10.24	Form of Warrant, dated October 10, 2018, issued by P.V. Nano Cell Ltd. to GTRIMG Investments Ltd. (26)
10.25	Form of Warrant for Additional Loan, dated October 10, 2018, issued by P.V. Nano Cell Ltd. to GTRIMG Investments Ltd. (27)
10.26	Form of Share Purchase Agreement, by and between P.V. Nano Cell Ltd. and certain investors (28)
10.27	Form of Convertible Loan Agreement, by and between P.V. Nano Cell Ltd. and certain lenders (29)
21	List of Subsidiaries (30)
23.1	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Global
23.2	Consent of Meitar Liquornik Geva Leshem Tal, Israeli counsel to P.V. Nano Cell Ltd. (included in Exhibit 5.1)
13.1	Power of Attorney (included on the signature page hereto)

±	Compensation Plan or Arrangement or Management Contract.
(1)	Incorporated by reference to Exhibit 3.1 to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 22, 2015.
(2)	Incorporated by reference to Exhibit A to the Proxy Statement for our Special General Meeting of Shareholders held on November 29, 2018, serving as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on November 9, 2018 (the first Form 6-K furnished that day).
(3)	Incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(4)	Incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(5)	Incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(6)	Incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(7)	Incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(8)	Incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(9)	Incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(10)	Incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(11)	Incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(12)	Incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-206723), filed with the SEC on September 2, 2015.
(13)	Incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
(14)	Incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(15)	Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(16)	Incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(17)	Incorporated by reference to Exhibit 4.20 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(18)	Incorporated by reference to Exhibit 4.21 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(19)	Incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(20)	Incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.

(21)	Incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(22)	Incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(23)	Incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(24)	Incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on May 15, 2018.
(25)	Incorporated by reference to Exhibit 4.23 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
(26)	Incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
(27)	Incorporated by reference to Exhibit 4.25 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
(28)	Incorporated by reference to Exhibit 4.26 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
(29)	Incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.
(30)	Incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on May 15, 2019.

Item 9. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Migdal Ha’Emek, State of Israel, on June 27, 2019.

P.V. NANO CELL LTD.

By:	/s/ Fernando de la Vega
Name:	Fernando de la Vega
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Fernando de la Vega and Evayatar Cohen as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below on June 27, 2019 in the City of Migdal Ha’Emek, State of Israel, by or on behalf of the following persons in the capacities and on the dates indicated.

Title

/s/ Fernando de la Vega	Chairman and Chief Executive Officer
Fernando de la Vega	(Principal Executive Officer)

/s/ Evyatar Cohen	Chief Financial Officer
Evyatar Cohen	(Principal Financial and Accounting Officer)

/s/ Astorre Modena	Director
Astorre Modena

/s/ Ido Lapidot	Director
Ido Lapidot

/s/ Shai Levy	Director
Shai Levy

/s/ Orly Solomon	Director
Orly Solomon

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of P.V. Nano Cell Ltd., on June 27, 2019.

DIGIFLEX INC.

By:	/s/ Fernando de la Vega
Name:	Fernando de la Vega
Title:	Chief Executive Officer